140 CIT ANNUAL REPORT 2008

EXHIBIT 12.1

CIT Group Inc. and Subsidiaries Computation of Ratio of Earnings to Fixed Charges (dollars in millions)

	Years Ended December 31,
	2008	2007	2006	2005	2004

Earnings:
Net (loss) income (attributable) available to common shareholders	$(2,864.2)	$(111.0)	$1,015.8	$936.4	$753.6
Net (income) loss from discontinued operation	2,166.4	873.0	(120.3)	(30.6)	(12.5)
(Benefit) provision for income taxes – continuing operations	(444.4)	300.9	280.8	444.5	470.9

Earnings (loss) from continuing operations, before provision for income taxes	(1,142.2)	1,062.9	1,176.3	1,350.3	1,212.0

Fixed Charges:
Interest and debt expenses on indebtedness	$3,139.1	$3,411.9	$2,518.4	$1,694.4	$1,083.5
Minority interest in subsidiary trust holding solely debentures of the company, before tax	—	5.1	17.4	17.7	17.5
Interest factor: one-third of rentals on real and personal properties	18.9	18.5	17.1	12.6	11.5

Total Fixed Charges:	3,158.0	3,435.5	2,552.9	1,724.7	1,112.5

Total earnings before provision for income taxes and fixed charges	$2,015.8	$4,498.4	$3,729.2	$3,075.0	$2,324.5

Ratios of earnings to fixed charges	(1)	1.31x	1.46x	1.78x	2.09x

(1)	Earnings were insufficient to cover fixed charges by $1,142.2 million for the twelve months ended December 31, 2008.